Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

On September 9, 2021, Matt Crisp, CEO of Benson Hill, Inc., posted the following to Reddit.com:

As an entrepreneur and the CEO of a soon-to-be publicly traded company in the agri-food industry, I’ve been incredibly moved by the engagement, interest and excitement shown by our supporters and stakeholders across the value chain, from farmers to consumers and the companies serving them. They and our investors (some of them one and the same), have supported Benson Hill along a bold journey to help advance our food system. Without this support, we wouldn’t be here.

Communities like r/SPACs (along with countless others) have helped to introduce the concept of investing – and doing so with more information flow and purpose – to a new generation. And in the process, this community engagement has helped uncover new investment ideas while avoiding others.

I’m posting here today because our company is helping to build a better food system – a need that impacts all of us as consumers, which creates a great opportunity for investors.

Over decades, our food system has been built for scale. The resulting commodity system has depressed farmer profitability and incentivized quantity over quality, which goes directly against what consumers demand today. The winners have been large companies that have fueled and primarily controlled the food system, and while some of them are trying to evolve, doing so requires new approaches to innovation, not more of the same.

We want our food system to be driven by consumers for consumers, with a greater focus on transparency and inclusion. That’s why I wanted to reach out to this community directly.

Before co-founding Benson Hill, I was a venture capitalist and had an opportunity to see how all kinds of cool new technologies were advancing companies in healthcare and other industries. But I didn’t see that revolution happening in food and agriculture, despite the fact that there is essentially no industry that has a greater impact on the health of people and our planet.

Instead, there was a lot of inertia, and in many cases arrogance, resisting the modernization that is necessary. In 2012, I co-founded Benson Hill with a focus on using genomics and data science to accelerate crop improvement.

Since then, we have fortunately seen a wave of innovation investment across the industry, largely driven by new entrants and incumbent Consumer Packaged Goods (CPGs) companies developing products for the global plant protein movement, a market recently estimated to surpass $162B by 2030, according to Bloomberg Intelligence.

Unlocking the natural genetic diversity of crops to serve that industry is the picks and shovels that will fuel that movement. That is what Benson Hill is all about.

This year, we are introducing non-GMO, Ultra-High Protein soybeans that can enable food producers to reduce some very expensive as well as energy- and water-intensive processing, which is currently used to make protein concentrates and isolates widely used in plant-based products. The result is a more ‘whole’ ingredient for not just one product or brand of a company, but ALL OF THEM!

We are doing similar work to develop a portfolio of non-GMO yellow peas with higher protein content and reduced off-flavors, which can help food companies avoid additives and masking agents in the plant-based foods we eat.

And plant-based proteins are just the beginning. The natural genetic diversity of plants is immense, barely tapped, and can provide product differentiation to build a healthier and climate-resilient food system - globally estimated to be worth $5 trillion.

Benson Hill is nearing the completion of our SPAC merger with Star Peak Corp II ($STPC), which we anticipate will be completed by the end of this month after the STPC stockholder vote on September 28th. Following the closing, we expect Benson Hill’s common stock to be listed on the NYSE, but before we even start trading under the $BHIL ticker, I would love to hear from and engage with you.

We’re announcing a collaboration with Say Technologies to respond to questions you might have through a retail-focused investor question forum on September 17th. Our goal is to introduce Benson Hill and answer your questions ahead of our formal listing.

Say has done a great job partnering with some interesting companies on quarterly earnings calls, and we wanted to extend the concept to address questions during the SPAC process, too. We recognize the attention paid to SPACs these days and want to leverage the platform in a positive way – which means more transparency and direct communications with a broad range of investors.

If you’d like to participate in the Q&A Forum, you can:

·         Submit a question through the Say platform at https://app.saytechnologies.com/bensonhill-2021-september. This is restricted to current investors in the SPAC $STPC.

·         If you’re not currently an investor in $STPC but have questions, you can email them to investors@bensonhill.com.

Questions can be submitted through September 13th.

Thanks for letting me jump into your community. I plan to engage here from time to time. And whether you love what we’re trying to do or have doubts, feel free to let me know. Be Real, after all, is a Benson Hill core value.

– Matt

****

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.